Radisys Corporation
5435 N.E. Dawson Creek Drive
Hillsboro, Oregon 97124
Telephone: (503) 615-1100
October 11, 2013

Via EDGAR

Katherine Wray
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Radisys Corporation
Registration Statement on Form S-3
Filed: September 18, 2013
File No.: 333-191229

Dear Ms. Wray:

We are pleased to enclose for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-3 (the “Registration Statement) for the primary universal shelf registration by Radisys Corporation (the “Company”) of up to $100 million of common stock, preferred stock, depositary shares, debt securities, warrants entitling the holders thereof to purchase common stock, preferred stock or debt securities, as well as units that may include any of the foregoing securities.
Pursuant to the Amendment, the Company has revised the penultimate sentence of the second paragraph following the Table of Contents to delete the statement that investors should not “rely on or assume the accuracy” of any representation or warranty in any agreement filed as an exhibit to the Registration Statement. The Company confirms its understanding that it is responsible for considering whether additional specific disclosures of information regarding contractual provisions are required to make the disclosures in the Form S-3 not misleading. The Company also confirms that any material information contained in the omitted disclosure schedules has been disclosed in or will be disclosed in the Form S-3 or the filings incorporated by reference therein.
In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (Reg. No. 333-191229) at 12:00 noon, Eastern time, on Wednesday, October 16, 2013, or as soon thereafter as is practicable.
The Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Radisys Corporation

By: /s/ Allen Muhich
Allen Muhich
Chief Financial Officer, Vice President of Finance
and Secretary

cc:    Roger Bivans, Baker & McKenzie LLP